UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2025

Commission File Number: 001-15102

Embraer S.A.

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Announcement of Embraer Netherlands Finance B.V.’s Redemption of

5.400% Notes Due 2027

São Paulo, February 24, 2025 – Embraer S.A. (“Embraer”) (NYSE: ERJ) announced today that its indirect subsidiary, Embraer Netherlands Finance B.V. (“Embraer Finance”), has issued a notice of redemption (the “Redemption Notice”) to holders (“Holders”) of its 5.400% Notes due 2027 (the “Notes”) for the redemption of all outstanding principal amount of any and all such Notes. The Notes will be redeemed on March 24, 2025 (the “Redemption Date”), in accordance with the terms and conditions set forth in that certain Indenture, dated as of June 15, 2015 (as supplemented and amended from time to time, the “Indenture”).

The redemption price for the Notes will be equal to the greater of: (a) 100% of the principal amount of such Notes and (b) the sum of the present values of each remaining scheduled payment of principal and interest thereon (exclusive of interest accrued to the Redemption Date) discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 45 basis points (the “Make-Whole Amount”), plus in each case accrued interest (including additional interest, if any), and any Additional Amounts, on the principal amount of such Notes to (but not including) the Redemption Date (the “Redemption Price”), as defined in and determined in accordance with the Indenture. The foregoing summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Indenture.

Embraer has been informed that all Notes are held through The Depository Trust Company (“DTC”). Notes held through DTC must be surrendered for redemption in accordance with DTC’s procedures.

The redemption is being made solely pursuant to the Redemption Notice, dated as of February 20, 2025, which was delivered to Holders on February 21, 2025. Additional information concerning the terms and conditions of the redemption are fully described in the Redemption Notice. This press release does not constitute a notice of redemption of the Notes.

Embraer S.A.

Antonio Carlos Garcia

Head of Investor Relations

+55 (11) 3040-6874

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2025

Embraer S.A.
By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations